UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2012
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

    Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 15, 2012.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: May 17, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated May 15, 2012

Exhibit 1

ELBIT SYSTEMS REPORTS
FIRST QUARTER 2012 RESULTS

Revenues at $691 million; Net income at $32.9 million;
Diluted net earnings per share of $0.77

Haifa, Israel, May 15, 2012 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense company, reported today its consolidated financial results for the first quarter ended March 31, 2012.

In this release, the Company is providing its usual US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors with a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Joseph Ackerman, President and CEO of Elbit Systems, commented: “In the first quarter, we recorded revenue growth as compared to the corresponding quarter last year. Much of this growth came from markets such as Latin America and Asia-Pacific, geographic regions with many emerging economies and diverse defense markets, supported by growing defense budgets. I foresee that in 2012 we will begin to see the impact of our ongoing efforts, enabling the company to address the industry’s competitive challenges, both for the benefit of our employees and for the Company’s long-term success.”

First quarter 2012 results:

Revenues in the first quarter of 2012 were $690.8 million, as compared to $620.3 million in the first quarter of 2011. The leading contributor to the Company's revenues was the airborne systems area of operations.

Gross profit amounted to $195.8 million (28.3% of revenues) for the first quarter of 2012, as compared with gross profit of $185.6 million (29.9% of revenues) in the first quarter of 2011. The non-GAAP gross profit in the first quarter of 2012 was $200.9 million (29.1% of revenues), compared to $193.2 million (31.1% of revenues) in the first quarter of 2011.

Research and development expenses, net were $58.8 million (8.5% of revenues) in the first quarter of 2012, as compared to $54.2 million (8.7% of revenues) in the first quarter of 2011.

Marketing and selling expenses were $61.4 million (8.9% of revenues) in the first quarter of 2012, as compared to $55.0 million (8.9% of revenues) in the first quarter of 2011.

General and administrative expenses were $33.9 million (4.9% of revenues) in the first quarter of 2012, as compared to $35.5 million (5.7% of revenues) in the first quarter of 2011.

Operating income was $41.7 million (6.0% of revenues) in the first quarter of 2012, as compared to $40.9 million (6.6% of revenues) in the first quarter of 2011. The non-GAAP operating income in the first quarter of 2012 was $53.9 million (7.8% of revenues), as compared to $54.9 million (8.9% of revenues) in the first quarter of 2011.

Financial expenses, net were $7.8 million in the first quarter of 2012, as compared to $10.7 million in the first quarter of 2011. Financial expenses in the first quarter of 2011 were comparatively high due to expenses related to currency hedging activities.

Taxes on income showed a tax expense of $6.6 million (effective tax rate of 18.9%) in the first quarter of 2012, as compared to a tax expense of $5.3 million (effective tax rate of 17.4%) in the first quarter of 2011.

Equity in net earnings of affiliated companies and partnership was $4.0 million (0.6% of revenues) in the first quarter of 2012, as compared to $3.8 million (0.6% of revenues) in the first quarter of 2011. The equity in net earnings of affiliated companies and partnership in the first quarter of 2012 included approximately $1.6 million in capital gain related to the sale of the Company's interest in an affiliated entity.

Net loss attributable to non-controlling interests was $0.8 million in the first quarter of 2012, as compared to net income of $1.0 million in the first quarter of 2011.

Net income attributable to the Company's ordinary shareholders was $32.9 million (4.8% of revenues) in the first quarter of 2012, as compared to $27.9 million (4.5% of revenues) in the first quarter of 2011. The non-GAAP net income in the first quarter of 2012 was $40.8 million (5.9% of revenues), as compared to $38.6 million (6.2% of revenues) in the first quarter of 2011.

Diluted net earnings per share attributable to the Company's ordinary shareholders were $0.77 for the first quarter of 2012, as compared with $0.65 for the first quarter of 2011. The non-GAAP earnings per share in the first quarter of 2012 were $0.96, as compared to $0.90 in the first quarter of 2011.

The Company’s backlog of orders was $5,450 million as of March 31, 2012, as compared with $5,528 million as of December 31, 2011. Approximately 76% of the backlog relates to orders outside of Israel. Approximately 71% of the Company’s backlog as of March 31, 2012, is scheduled to be performed during the upcoming three quarters of 2012 and during 2013.

Operating cash flow was $51.8 million during the first quarter of 2012, as compared to $40.1 million in the first quarter of 2011.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made the following adjustments, in each or some of the applicable periods: (1) added back amortization of purchased intangible assets, (2) added back significant reorganization, restructuring and other related expenses, (3) added back impairment of investments, including impairment of auction rate securities,   (4) subtracted gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up), (5) added back impairment loss from discontinued operations, (6) excluded the impact of the cessation of a program with a foreign customer and (7) excluded the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31		Year Ended December 31
	2012	2011	2011

GAAP gross profit	195.8	185.6	732.0
Adjustments:
Amortization of intangible assets	5.1	7.6	30.9
Cessation of program (*)	-	-	72.8
Non-GAAP gross profit	200.9	193.2	835.7
Percent of revenues	29.1%	31.1%	29.7%

GAAP operating income	41.7	40.9	115.7
Adjustments:
Amortization of intangible assets	12.2	14.0	57.3
Cessation of program	-	-	72.8
Non-GAAP operating income	53.9	54.9	245.8
Percent of revenues	7.8%	8.9%	8.7%

GAAP net income attributable to Elbit Systems’ shareholders	32.9	27.9	90.3
Adjustments:
Amortization of intangible assets	12.2	14.0	57.3
Cessation of program	-	-	72.8
Impairment of investment	-	-	0.5
Gain from change in holdings	(2.3)	-	-
Loss from discontiued operations	0.1	-	9.4
Related tax benefits	(2.1)	(3.3)	(23.7)
Non-GAAP net income attributable to Elbit Systems’ shareholders	40.8	38.6	206.6
Percent of revenues	5.9%	6.2%	7.3%

Non-GAAP diluted net EPS	0.96	0.90	4.79

(*) Adjustment of expenses related to cessation of program, which resulted in write-off of inventories and other related costs.

Recent Events:

On March 19, 2012, the Company announced that Midroog Ltd., an Israeli rating agency ("Midroog"), announced that it had reaffirmed the "Aa1" rating (on a local scale) to the Series "A" Notes issued by the Company in 2010 and to any new Series "A" Notes up to NIS 900 million par value which may be issued by the Company.

On March 29, 2012,  the Company announced that following the filing of the Shelf Offering Report dated March 27, 2012 (the "Offering Report"), pursuant to the Shelf Prospectus dated May 18, 2010, the public tender was concluded in connection with the public offering in Israel of the Company's new Series A Notes (the "New Series A Notes") through an expansion of the Company's Series A Notes which were currently outstanding and registered for trading on the Tel Aviv Stock Exchange Ltd. ("TASE"). Following the results of the concluded public offering, the Company issued 807,717 units of New Series A Notes, bearing a fixed interest rate of 4.84% per annum, with a price per unit of 1,029 NIS (approximately $276), (each unit in the principal amount of NIS 1,000 par value). The immediate gross proceeds received by the Company for the issuance of the New Series A Notes was approximately NIS 831 million (approximately $223 million). The terms of the New Series A notes issued are similar to the terms of the Company's outstanding unsecured and non-convertible Series A Notes which were initially issued by the Company pursuant to the shelf offering report dated June 6, 2010. The New Series A Notes form a single series together with the currently outstanding Series A Notes and are not linked (principal and interest) to any currency or index. The Series A Notes, including the New Series A Notes contain standard terms and conditions and do not restrict the Company's ability to issue additional notes of any class or distribute dividends in the future.

On May 8, 2012, the Company announced that it concluded the private placement to Israeli institutional investors (the "Private Placement") of NIS 92,283,000 par value (approximately $24.3 million) additional Series A Notes (the "Additional Series A Notes") in consideration for an aggregate sum of approximately NIS 94.7 million (approximately $24.9 million). The terms of the issued Additional Series A Notes are similar to the terms of the Series A Notes and the Additional Series A Notes from a single series together with the currently outstanding Series A Notes. The New Series A Notes and Additional Series A Notes have been approved for listing on the TASE. The sale and/or transfer of Additional Series A Notes are subject to the limitations on re-sale of securities set forth in the Israeli Securities Law of 1968 and the regulations promulgated there under applicable to private placements. The New Series A Notes and Additional Series A Notes are not and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

On May 10, 2012, the Company announced that its joint venture with Rockwell Collins, Vision Systems International, LLC (VSI), a leader in advanced Helmet Mounted Display (HMD) technology, has received a new contract with a total value of more than $32 million for the delivery of the Joint Helmet Mounted Cueing System (JHMCS) to The Boeing Company, for the U.S. Navy and Air Force and Foreign Military Sales (FMS) to include: Finland, Australia, Belgium, Canada, and Switzerland. Deliveries will commence this year and continue through 2013.

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the first quarter of 2012. The dividend’s record date is May 29, 2012, and the dividend will be paid on June 11, 2012, net of taxes and levies, at the rate of 25%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, May 15, 2012 at 9:00am Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at 9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from the same link a few hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5900 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condense consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31,	December 31,
	2012	2011
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	$173,873	$202,577
Short-term bank deposits	284,103	21,693
Trade and unbilled receivables, net	652,877	669,524
Other receivables and prepaid expenses	143,591	180,024
Inventories, net of customers advances	819,679	761,269
Total current assets	2,074,123	1,835,087

Investments in affiliated companies, partnership and other companies	113,078	110,159
Long-term trade and unbilled receivables	197,376	162,762
Long-term bank deposits and other receivables	13,908	12,215
Deferred income taxes, net	34,478	36,130
Severance pay fund	293,969	283,477
	652,809	604,743

Property, plant and equipment, net	513,037	517,608
Goodwill and other intangible assets, net	752,420	763,072
Total assets	$3,992,389	$3,720,510

Liabilities and Equity

Short-term bank credit and loans	$2,851	$2,998
Current maturities of long-term loans and Series A Notes	138,270	127,627
Trade payables	272,110	316,264
Other payables and accrued expenses	772,961	743,866
Customer advances in excess of costs incurred on contracts in progress	436,419	407,222
	1,622,611	1,597,977

Long-term loans, net of current maturities	306,303	302,255
Series A Notes, net of current maturities	431,037	235,319
Employee benefit liabilities	403,535	394,115
Deferred income taxes and tax liabilities, net	50,150	48,467
Customer advances in excess of costs incurred on contracts in progress	161.605	154,696
Other long-term liabilities	64,852	59,961
	1,417,482	1,194,813

Elbit Systems Ltd.'s equity	922,444	898,337
Non-controlling interests	29,852	29,383
Total equity	952,296	927,720
Total liabilities and equity	$3,992,389	$3,720,510

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
Revenues	690,788	620,258	2,817,465
Cost of revenues	495,037	434,613	2,085,451
Gross profit	195,751	185,645	732,014

Operating expenses:
Research and development, net	58,766	54,214	241,092
Marketing and selling	61,361	54,987	235,909
General and administrative	33,941	35,510	139,349
	154,068	144,711	616,350

Operating income	41,683	40,934	115,664

Financial expenses, net	(7,815)	(10,662)	(13,569)
Other income, net	930	194	1,909
Income before income taxes	34,798	30,466	104,004
Taxes on income	(6,560)	(5,300)	(13,624)
	28,238	25,166	90,380

Equity in net earnings of affiliated companies and partnership	4,038	3,751	15,377
Income from continuing operations	32,276	28,917	105,757
Loss from discontinued operations, net	(156)	-	(15,977)
Net income	32,120	28,917	89,780

Less: net loss (income) attributable to non-controlling interests	761	(988)	508
Net income attributable to Elbit Systems Ltd.'s shareholders	32,881	27,929	90,288

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings (losses) per share
Continuing operations	0.77	0.65	2.33
Discontinued operations	-	-	(0.22)
Total	0.77	0.65	2.11
Diluted net earnings (losses) per share
Continuing operations	0.77	0.65	2.31
Discontinued operations	-	-	(0.22)
Total	0.77	0.65	2.09

Weighted average number of shares used in computation of basic earnings per share (in thousands)	42,489	42,732	42,764
Weighted average number of shares used in computation of diluted earnings per share (in thousands)	42,663	43,223	43,131

Amounts attributable to Elbit Systems Ltd.'s common shareholders
Income from continuing operations, net of income tax	32,974	27,929	99,778
Discontinued operations, net of income tax	(93)	-	(9,490)
Net income attributable to Elbit Systems Ltd.'s shareholders	32,881	27,929	90,288

ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Three Months Ended		Year Ended
	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$32,120	$28,917	$89,780
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,485	37,155	150,618
Write-off impairment and discontinued operations, net	156	-	15,977
Stock based compensation	216	356	1,996
Amortization of Series A Notes discount and related issuance costs	87	(152)	422
Deferred income taxes and reserve, net	(738)	622	(8,777)
Loss (gain) on sale of property, plant and equipment	115	(502)	(1,645)
Loss (gain) on sale of investment	(791)	67	2,189
Equity in net loss (earnings) of affiliated companies and partnership, net of dividend received(*)	(1,468)	7,812	(270)
Changes in operating assets and liabilities, net of amounts acquired:
Increase (decrease) in short and long-term trade receivables, and prepaid expenses	14,726	29,328	(65,062)
Increase in inventories, net	(58,410)	(58,248)	(95,363)
Decrease (increase) in trade payables, other payables and accrued expenses	(3,492)	(27,386)	17,225
Severance, pension and termination indemnities, net	(2,280)	3,145	1,879
Increase in advances received from customers	36,107	18,949	81,946
Net cash provided by operating activities	$51,834	$40,063	$190,915

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(19,768)	(37,830)	(121,977)
Acquisition of subsidiaries and business operations	-	-	(12,173)
Investments in affiliated companies and other companies	(507)	(6,786)	(13,555)
Proceeds from sale of property, plant and equipment	1,557	2,417	15,059
Proceeds from sale of investments	705	-	329
Investment in long-term deposits	(192)	1,616	(609)
Proceeds from sale of long-term deposits	283	-	40,396
Investment in short-term deposits and available for sale securities	(275,181)	-	(88,842)
Proceeds from sale of short-term deposits and available for sale securities	14,237	(37,104)	126,306
Net cash used in investing activities	$(278,866)	$(77,687)	$(55,066)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	554	1,496	3,833
Purchase of non-controlling interests	-	(73,455)	(71,000)
Repayment of long-term bank loans	(136,638)	(2,680)	(73,666)
Proceeds from long-term bank loans	125,254	24,252	172,303
Proceeds from issuance of Series A Notes	217,420	-	-
Series A Notes issuance costs	1,889	-	-
Purchase of treasury shares	(10,004)	-	(10,101)
Repayment of Series A Notes and convertible debentures	-	(2,121)	(29,998)
Purchase of convertible debentures of a subsidiary	-	-	(2,121)
Dividends paid	-	-	(61,633)
Tax benefit in respect of options exercised	-	-	169
Change in short-term bank credit and loans, net	(147)	77,714	(12,117)
Net cash provided by (used in) financing activities	$198,328	$25,206	$(84,331)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,704)	(12,418)	51,518
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	202,577	151,059	151,059
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	173,873	138,641	202,577
* Dividend received from affiliated companies and partnership	$2,570	$11,563	$15,107

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

CONSOLIDATED REVENUE BY AREAS OF OPERATION:

	Three Months Ended				Year Ended
	March 31				December 31
	2012		2011		2011
	$ millions	%	$ millions	%	$ millions	%

Airborne systems	281.5	40.8	251.1	40.5	969.4	34.4
Land systems	91.6	13.3	83.4	13.4	405.3	14.3
C4ISR systems	218.8	31.7	193.7	31.2	996.4	35.4
Electro-optics	68.5	9.8	64.8	10.5	300.2	10.7
Other (mainly non-defense engineering and production services)	30.4	4.4	27.3	4.4	146.2	5.2
Total	690.8	100.0	620.3	100.0	2,817.5	100.0

CONSOLIDATED REVENUES BY GEOGRAPHICAL REGIONS:

	Three Months Ended				Year Ended
	March 31				December 31
	2012		2011		2011
	$ millions	%	$ millions	%	$ millions	%

Israel	139.8	20.2	170.1	27.4	697.8	24.8
United States	213.3	30.9	209.1	33.7	890.4	31.6
Europe	114.1	16.5	111.2	17.9	545.5	19.3
Other countries	223.6	32.4	129.9	21.0	683.8	24.3
Total	690.8	100.0	620.3	100.0	2,817.5	100.0